UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41858

Okeanis Eco Tankers Corp.

(Translation of registrant’s name into English)

c/o OET Chartering Inc., Ethnarchou Makariou Ave., & 2 D. Falireos St., 185 47 N. Faliro, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release published by Okeanis Eco Tankers Corp. on August 4, 2026, titled “Okeanis Eco Tankers Corp. – 2025 ESG Report,” announcing the publication of the Company’s 5th Environmental, Social and Governance Report (the “2025 ESG Report”) on the Company’s website. Information that is or will be on or accessed through such website, including the 2025 ESG Report, does not constitute a part of, and is not incorporated by reference into, this report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKEANIS ECO TANKERS CORP.

By:	/s/ Iraklis Sbarounis
Name:	Iraklis Sbarounis
Title:	Chief Financial Officer

Date: August 4, 2026